Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, BC

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS :

Robert Heath, CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS ON CONFERENCE CALL

FOR YEAR END 2002 FINANCIAL RESULTS

VANCOUVER, CANADA — MARCH 4, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported the following summary of a conference call held on March 3, 2003 to discuss the financial results for the fourth quarter and year ended December 31, 2002 (expressed in Canadian dollars). A replay of the conference call is available until March 10, 2003 at dial-in number 416.695.5800 with conference code 1383158. The audited consolidated financial statements for the year ended December 31, 2002 are also available on the Company’s website,www.triant.com.

Robert Heath, Chairman and Chief Executive Officer, commented during the conference call that:

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Revenue for 2002 was $6.5 million, which was within the guidance of between $6 million and $7 million

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Year-end deferred revenue and backlog for 2002 totalled $1.2 million

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The upward trend in the Company’s revenue is expected to continue for 2003

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Break-even revenue point for 2003 is estimated at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses.

The semiconductor industry is generally expected to remain weak throughout the first half of 2003, which will negatively impact industry capital spending and may lengthen the Company’s sales cycle in some cases.

Mr. Heath stated: “Our outlook for 2003 is positive despite the global economic challenges, as we believe that the demand for advanced process control products is increasing and that Triant continues to have a solid market opportunity.”

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.